Exhibit 99.37

Intermap Increases Private Placement Financing to Meet Strong Demand

Proceeds to fund programs with the Indonesian government, U.S. Air Force and other clients

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

DENVER, July 19, 2024 — Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced an amendment to the terms of its financing announced on July 3, 2024. Due to strong demand from new and existing shareholders, the Company is now offering up to a maximum of 6,666,666 Class “A” common shares of the Company (“Common Shares”), which upon issuance will rank pari passu in all respects with the Company’s existing issued Common Shares at the same price of C$0.45 per Share for maximum gross proceeds of C$2,999,999.70 (the “Amended Offering”).

In connection with this Amended Offering, Intermap has engaged a third-party finder (the “Finder”) to conduct a best efforts private placement of the Common Shares. The Finder will receive the same fee of: (i) an aggregate cash fee equal to 1% of the gross proceeds of the Amended Offering; and (ii) an issuance of Common Shares equal to 6% of the Common Shares placed by the Finder under the Amended Offering.

The Company intends to use the aggregate net proceeds of the Amended Offering for the execution of contracts and for working capital. Primarily, the capital will be used to execute on its contract with the Indonesian government to map the island of Sulawesi as well as on a renewed and expanded contract with the U.S. Air Force. The net proceeds of the Amended Offering may also be used in connection with other Southeast Asian contract awards as well as a major renewal and expansion of a global insurance client agreement. Further details on the use of proceeds are set forth in the Amended Offering Document (as defined herein).

Intermap has received its special area permit from Indonesia and will commence deployment in the country soon. As part of its preparation, the Company has completed upgrades to its aircraft platform and IFSAR systems. Intermap has also met first pre

-deployment milestones and completed all associated contracting. As part of its preparation for deployment, Intermap acquired best-in-class, new hardware from VeriDaaS at attractive pricing. The upgraded technology infrastructure ensures speed, stability, security and flexibility as the Company executes its strategic repositioning.

The Amended Offering is expected to close in one or more tranches between the date hereof and August 16, 2024 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals.

Subject to compliance with applicable regulatory requirements, the Common Shares will be offered for sale to purchasers resident in Canada (except Quebec) pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45- 106 – Prospectus Exemptions (the “Listed Issuer Financing Exemption”) and to purchasers resident in the United States by way of private placement pursuant to an exemption from the registration requirements under the United States Securities Act of 1933, as amended (the “1933 Act”). Because the Amended Offering is being completed pursuant to the Listed Issuer Financing Exemption, the securities issued in Canada under the Amended Offering will not be subject to a hold period in Canada pursuant to applicable Canadian securities laws.

There is an amended offering document related to this Amended Offering (the “Amended Offering Document”) that can be accessed under the Company’s profile at www.sedarplus.ca and on Intermap’s website at www.intermap.com. Prospective investors should read this Amended Offering Document before making an investment decision.

The securities described herein have not been, and will not be, registered under the 1933 Act, or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the 1933 Act and applicable state securities requirements or pursuant to exemptions therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful.

Intermap Reader Advisory

Certain information provided in this news release, including reference to the availability of proceeds from the Amended Offering, the Company’s ability to raise up to the maximum proceeds of the Amended Offering, the use of proceeds of the Amended Offering, the expectation that the Amended Offering will close and the anticipated timing thereof and the award of new contracts and contract renewals and the use of proceeds in the Amended Offering in connection therewith, constitutes forward-looking statements. The words “will”, “intends”, “expected to”, “subject to” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, the nature of government contracts, including changing political circumstances in the relevant jurisdictions, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form for the year ended December 31, 2023 and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward

-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Patrick A. Blott

Chairman and CEO

CEO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266